

Rule 12g3-2(b) File Number: ~~825237~~

82-34629

03 JUL 22



浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

03024755

July 11, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington D.C., 20549

SUPPL

Re: Rule 12g3-2(b) Exemption – File Number 825237

Dear Sir or Madam:

We are exempt from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder. Our file number is 825237.

According to Rule 12g3-2(b), we are required to furnish to you information made public, filed with the Hong Kong Stock Exchange, the London Stock Exchange and the Berlin Stock Exchange or sent to security holders promptly after such information becomes available. Accordingly, we enclose herewith a notice we filed with the stock exchanges on July 11, 2003 regarding the increases in the price and trading volume of our shares traded on the Hong Kong Stock Exchange.

Thank you for your attention.

PROCESSED
JUL 30 2003
THOMSON
FINANCIAL

Sincerely yours,

dlw 7/22

Jingzhong Zhang
Company Secretary
Zhejiang Expressway Co., Ltd.

Copy to: Ms. Gigi Lau – Herbert Smith, (852) 2845 9099

中国・杭州市曙光路15号世贸大厦十九楼(310007) 19F World Trade center,15 Shuguang Rd, Hangzhou P.R. China
总机Tel: 798 5588 传真Fax: 86-571-798 5599 网址http://www.zjec.com.cn


浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

July 11, 2003

To: London Stock Exchange
Regulatory News Service

By fax only: (44) 20 7588 6057

To: Berlin Stock Market

By fax only: (49 30) 59 00 84-20

Dear Sirs,

Please be kindly noted that the following statement was made at the request of The Stock Exchange of Hong Kong Limited ("HKSE") on July 10, 2003:

We have noted the recent increases in the price and trading volume of the shares of the Company ("Zhejiang Expressway Co., Ltd."), and wish to state that we are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement (between the Company and the HKSE), neither is the Board (of Zhejiang Expressway Co., Ltd.) aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Authorization has been given to the The Stock Exchange of Hong Kong Limited to release the above statement on its news dissemination system.

Should you have any questions regarding the above, please feel free to contact Mr. Gabriel Yu or Mr. Tony Zheng at tel. 86-571-8798 7700; fax 86-571-8795 0329.

For and on behalf of
Zhejiang Expressway Co., Ltd.



Jingzhong Zhang
Company Secretary

Copy to: Mr. Michael Ngai – Cazenove Asia Limited, +852-2530 9492
Ms. Gigi Lau – Herbert Simth, +852-2845 9099

中国・杭州市曙光路15号世贸大厦十九楼(310007) 19F World trade center,15 Shuguang Rd, Hangzhou P.R. China
总机Tel: 798 5588 传真Fax: 86-571-798 5599 网址http://www.zjec.com.cn